 Michigan Commerce Bancorp Limited
  222 North Washington Square, Suite One
 Lansing, Michigan 48933
 517-374-5333

April 2, 2010

Kathryn McHale, Esq.
Allicia Lam, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:           Withdrawal Request of Michigan Commerce Bancorp Limited
Amendment No. 2 to Form 10
Filed August 27, 2009
File No. 001-34414

       Request for Withdrawal of Form 10-12(B)/A Commission (File No. 001-34414)

Dear Ladies and Gentlemen:

Michigan Commerce Bancorp Limited (the “Company”) hereby respectfully submits an application to withdraw the Company’s Registration Statement on Form 10 (File No. 001-34414) filed on July 7, 2009, as amended by the Company’s Amendment No. 1 to the Registration Statement on Form 10 filed on August 5, 2009, and further amended by the Company’s Amendment No. 2 to the Registration Statement on Form 10 filed on August 27, 2009 (collectively, the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto, which has not been declared effective, because the Company, as discussed with Ms. Allicia Lam of the Staff, is working with the Company’s principal regulators to approve the transaction contemplated by the Registration Statement.  Upon receipt of approval of the transactions contemplated by the Registration Statement, the Company intends to file a new registration statement.

The Company did not print or distribute any preliminary information statements and no securities were distributed under the Registration Statement.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at Capitol Bancorp Limited, Capitol Bancorp Center, 200 Washington Square North, Lansing, Michigan 48933, facsimile number 517.374.2576, with a copy to the Registrant’s counsel, Honigman Miller Schwartz and Cohn llp, Attn: Phillip D. Torrence, 350 East Michigan Avenue, Suite 300, Kalamazoo, Michigan 49007, facsimile number 269.337.7703.  If you have any questions with respect to this matter, please contact Phillip D. Torrence of Honigman Miller Schwartz and Cohn llp at 269.337.7702.  Thank you.

Sincerely,

/s/ Joseph D. Reid
Joseph D. Reid, Chairman & CEO